UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70306/September 4, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15280

_____

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
XVARIANT, INC. (n/k/a CHINA	:	REVOKING REGISTRATION BY
BIONANOMETER INDUSTRIES	:	DEFAULT
CORP.)	:	

_____

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 17, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Xvariant, Inc. (n/k/a China Bionanometer Industries Corp.) (Xvariant), has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g), and has failed to file periodic reports as required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. The OIP also alleges that Xvariant is a revoked Nevada corporation located in Xian, Shaanxi, People's Republic of China (China). Xvariant was required to file an Answer to the OIP within ten days after service of the OIP. OIP at 2; 17 C.F.R. § 201.220(b).

       I postponed the hearing scheduled for May 10, 2013, and prehearing conference scheduled for August 13, 2013, based on the Division of Enforcement's (Division) representation that on April 26, 2013, it had begun the process of serving Xvariant in China, but service could take months to accomplish. On August 19, 2013, the Division filed the Declaration of David S. Frye attaching a Service Receipt of the Shaanxi Provincial Higher People's Court documenting service on Xvariant on July 11, 2013. See 17 C.F.R. § 201.141(a)(2)(ii), (iv).

       On August 20, 2013, I ordered a telephonic prehearing conference on August 27, 2013, noting that I would default Xvariant if it did not answer the OIP, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

Xvariant is in default. It has not answered the allegations in the OIP, it did not participate in the prehearing conference on August 27, 2013, and it has not defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Xvariant, Central Index Key No. 1034764, is a revoked Nevada corporation located in Xian, Shaanxi, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Xvariant is delinquent in its periodic filings with the Commission because it has not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2006, which reported a net loss of $15,000 for the prior year. As of April 12, 2013, Xvariant's common stock was quoted on OTC Link operated by OTC Markets Group Inc., it had five market makers, and it was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Xvariant is delinquent in its periodic filings and has failed to heed a delinquency letter sent by the Division of Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission, did not receive such a letter.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers registered under Exchange Act Section 12 to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Xvariant has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Xvariant's registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Xvariant, Inc. (n/k/a China Bionanometer Industries Corp.), is revoked.

_____
Brenda P. Murray
Chief Administrative Law Judge